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MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52747

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hyde Park Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 North Franklin Street
(No. and Street)

Tampa	FL	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John M. McDonald III Phone: 813-383-0206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett
(Name – *if individual, state last, first, middle name*)

100 South Ashley Drive	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John M. McDonald III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hyde Park Capital Advisors, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

Notary Public

Notary Public State of Florida
Jenny Lynn Pelletier
My Commission FF 996029
Expires 07/16/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
TABLE OF CONTENTS
DECEMBER 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations and Changes in Member's Equity	3
Statement of Cash Flows	4
Notes to the Financial Statements	5
SUPPLEMENTARY INFORMATION	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule II – Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	12
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT FROM SEC RULE 15C3-3	13
HYDE PARK CAPITAL ADVISORS, LLC'S EXEMPTION REPORT	14
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)	15
GENERAL ASSESSMENT RECONCILIATION/SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)	16

Warren Averett
CPAs AND ADVISORS

100 S Ashley Drive, Suite 1650
Tampa, FL 33602
813.229.2321
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors of
Hyde Park Capital Advisors, LLC
Tampa, Florida

We have audited the accompanying statement of financial condition of Hyde Park Capital Advisors, LLC as of December 31, 2016 and the related statements of operations and changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of Hyde Park Capital Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hyde Park Capital Advisors, LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of Hyde Park Capital Advisors, LLC's financial statements. The supplementary information is the responsibility of Hyde Park Capital Advisors, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Tampa, Florida
February 17, 2017

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	119,289
Accounts receivable		10,000
Furniture and equipment, net		30,583
Prepaid expenses and other assets		33,077
	$	192,949

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, trade	$	40,003
Deferred revenue		6,000
Member's equity		146,946
	$	192,949

See notes to the financial statements.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

REVENUES	
Investment banking	$3,737,145
EXPENSES	
Employee compensation and benefits	1,297,603
Managing directors' compensation and benefits	177,837
Business development expenses	164,649
Office expenses	183,656
Other expenses	247,765
Occupancy expenses	122,498
Professional fees	46,882
Total expenses	2,240,890
NET INCOME	1,496,255
MEMBER'S EQUITY AT BEGINNING OF YEAR	139,611
MEMBER'S CONTRIBUTIONS	450,000
MEMBER'S DISTRIBUTIONS	(1,938,920)
MEMBER'S EQUITY AT END OF YEAR	$ 146,946

See notes to the financial statements.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,496,255
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	16,418
Changes in operating assets and liabilities:	
Accounts receivable	20,000
Prepaid expenses and other assets	(2,605)
Deferred revenue	(9,000)
Accounts payable, trade	9,104
Net cash provided by operating activities	1,530,172
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(12,603)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	450,000
Member's distributions	(1,938,920)
Net cash used by financing activities	(1,488,920)
INCREASE IN CASH	28,649
CASH AT BEGINNING OF YEAR	90,640
CASH AT END OF YEAR	$ 119,289

See notes to the financial statements

1. DESCRIPTION OF BUSINESS

Hyde Park Capital Advisors, LLC (the "Company") is a Florida limited liability company that is wholly-owned by Hyde Park Capital Partners, LLC (the "Member"). As of December 31, 2016, Hyde Park Capital Partners, LLC has two members, each of whom has the same rights, privileges, and liabilities.

Operations commenced on January 7, 2000. The corporate headquarters is located in Tampa, Florida. The Company was formed to provide investment banking services to middle market, private, and public companies throughout the United States. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Management Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash

Cash is maintained at several financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. The Company had no amounts on deposit in excess of federally insured limits at December 31, 2016.

Accounts Receivable

Accounts receivable are billed based on the terms of the individual contracts with the Company's customers. An account is considered past due if not paid within 30 days of the invoice date. The allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible. As of December 31, 2016, there was one outstanding accounts receivable balance and no related allowance was necessary since the full amount of this accounts receivable was collected in January 2017. Interest is not typically charged on past due receivables.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is primarily calculated by the straight-line method over the estimated useful lives of the assets, generally ranging from three to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Investment Banking Revenues
Investment banking revenues consist of fees earned from providing merger and acquisition, capital raising, and advisory services. Success fees that are contingent upon the success of the services provided are recorded upon successful completion of the transaction. Initial commitment fees and monthly retainer fees are non-refundable and recognized on a monthly basis as earned. Deferred revenue is recorded when cash is received but services have yet to be performed.

Advertising and Marketing Costs
Advertising and marketing costs are expensed as incurred. Advertising and marketing costs for the year ended December 31, 2016 amounted to $10,848.

Income Taxes
The Company is treated as a partnership for income tax purposes. As a result, the Member will report the entire taxable income on its income tax return. Therefore, no provision for income taxes has been included in these financial statements.

The Financial Accounting Standards Board Accounting Standards Codification Topic 740, *Income Taxes*, requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. The Company has evaluated its tax positions and determined that there are no uncertain tax positions as of December 31, 2016. The Company's income tax returns are no longer subject to examination by U.S. taxing authorities for years prior to 2013.

3. FURNITURE AND EQUIPMENT

As of December 31, 2016, furniture and equipment and the related accumulated depreciation consists of the following:

Computer equipment	$ 63,837
Office equipment	32,190
Furniture	6,195
Website	22,328
	124,550
Accumulated depreciation	(93,967)
	$ 30,583

Depreciation expense amounted to $16,418 for the year ended December 31, 2016.

4. LEASE COMMITMENT

The Company has obligations under an office equipment operating lease with an initial non-cancelable term in excess of one year.

The remaining minimum lease payments due on this operating lease are as follows:

Year Ending December 31,	
2017	$ 2,568
2018	2,568
2019	2,568
2020	2,568
2021	1,070
Total	$ 11,342

Rent expense under this lease was approximately $2,557 for the year December 31, 2016.

5. RETIREMENT PLAN

The Company sponsors a contributory profit-sharing plan for all employees who have completed one year of service. Contributions to the plan are discretionary. During the year ended December 31, 2016, the Company made contributions totaling $128,663.

6. CAPITAL WITHDRAWALS AND CONTRIBUTIONS

As the Company closes investment banking transactions, it may, at its discretion, withdraw capital from the business to make distributions to its Member. These withdrawals are dependent on the timing and amount of investment banking fees received. Additional capital contributions may be made as determined necessary by the Member. The Member made contributions of $450,000 during 2016.

7. RELATED PARTY TRANSACTIONS

In May 2006, the building which houses the principal executive offices was purchased by Hyde Park Capital Building, LLC, a company wholly-owned by the Member and an affiliate of the Company. During 2010, the Company entered into an Expense Sharing Agreement with the Member to reimburse the Member for a portion of the expenses incurred by the affiliate company. This agreement is reviewed and updated annually. Under the 2016 agreement, the Company recorded a monthly expense of $4,100, which is included in occupancy expense on the accompanying statement of operations and changes in member's equity.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2016, the Company had net capital of $73,286, which was $68,286 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .63-to-1.00.

SUPPLEMENTARY INFORMATION

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

NET CAPITAL		
Total member's equity	$	146,946
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		146,946
Add: Subordinated borrowings allowable in computation of net capital		-
Add: Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated borrowings		146,946
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		10,000
Prepaid expenses and other assets		33,077
Furniture and equipment, net		30,583
Total deductions and/or charges		73,660
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)		73,286
HAIRCUTS ON SECURITIES		-
TOTAL NET CAPITAL	$	73,286
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable, trade	$	40,003
Deferred revenue	$	6,000
	$	46,003
Computation of basic net capital requirement:		
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 and 2/3% of aggregate indebtedness)	$	3,067
Minimum net capital required	$	5,000
Excess net capital	$	68,286
Ratio: aggregate indebtedness to net capital		63%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE II – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE IV – SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2016

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

Warren Averett
CPAs AND ADVISORS

100 S Ashley Drive, Suite 1650
Tampa, FL 33602
813.229.2321
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT FROM SEC RULE 15C3-3

To the Managing Directors of
Hyde Park Capital Advisors, LLC
Tampa, Florida

We have reviewed management's statements, included in the accompanying "Hyde Park Capital Advisors, LLC's Exemption Report," in which (1) Hyde Park Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hyde Park Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Hyde Park Capital Advisors, LLC stated that Hyde Park Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hyde Park Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hyde Park Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Tampa, Florida
February 17, 2017

HYDE PARK CAPITAL ADVISORS, LLC'S
EXEMPTION REPORT
DECEMBER 31, 2016

Hyde Park Capital Advisors, LLC is claiming an exemption from Rule 15c3-3 under the following provision in Rule 15c3-3(k):

> (k)(2)(i): Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Hyde Park Capital Advisors, LLC".

Hyde Park Capital Advisors, LLC has met the identified exemption provisions throughout the current fiscal year without exception.

John M McDonald III
Compliance Officer

Warren Averett
CPAs AND ADVISORS

100 S Ashley Drive, Suite 1650
Tampa, FL 33602
813.229.2321
warrenaverett.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

To the Managing Directors of
Hyde Park Capital Advisors, LLC
Tampa, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Hyde Park Capital Advisors, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The management of the Company is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check #6403 for $8,314 and check #6625 for $1,029), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. There were no adjustments reported in Form SIPC-7;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the calculations, noting no differences; and
5. There were no overpayments applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Tampa, Florida
February 17, 2017

HYDE PARK CAPITAL ADVISORS, LLC'S
GENERAL ASSESSMENT RECONCILIATION/SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)
DECEMBER 31, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2092*******************MIXED AADC 220
52747 FINRA DEC
HYDE PARK CAPITAL ADVISORS LLC
701 N FRANKLIN ST
TAMPA FL 33602-4443

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 9,343

B. Less payment made with SIPC-6 filed (exclude interest) (8,314)
7/15/2016
Date Paid

C. Less prior overpayment applied (ϕ)

D. Assessment balance due or (overpayment) 1,029

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 1,029

H. Overpayment carried forward $(ϕ)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hyde Park Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Senior Managing Director
(Title)

Dated the 11 day of January, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1